UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2024

Commission File Number: 001-41426

Nano Labs Ltd

(Exact name of registrant as specified in its charter)

China Yuangu Hanggang Technology Building

509 Qianjiang Road, Shangcheng District,

Hangzhou, Zhejiang, 310000

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

EXPLANATORY NOTE

The documents attached as Exhibits 4.1, 5.1, 8.1, 8.2, 10.1, 10.2, 23.1 and 23.2 to this report on Form 6-K are hereby incorporated by reference into the Company’s Registration Statement on Form F-3, as amended, initially filed with the U.S. Securities and Exchange Commission on August 14, 2023 (Registration No. 333-273968) and a prospectus supplement dated April 11, 2024 thereunder, and shall be a part thereof from the date on which this current report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 15, 2024	Nano Labs Ltd

	By:	/s/ Jianping Kong
	Name:	Jianping Kong
	Title:	Chairman and Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description

4.1	Form of Warrant

5.1	Opinion of Maples and Calder (Hong Kong) LLP regarding the validity of Class A ordinary shares of the company

8.1	Opinion of Maples and Calder (Hong Kong) LLP regarding certain Cayman Islands tax matters (included in Ex 5.1)

8.2	Opinion of Zhong Lun Law Firm regarding certain PRC tax matters

10.1	Form of Securities Purchase Agreement

10.2	Placement Agent Agreement dated April 11, 2024 between Nano Labs Ltd and Maxim Group LLC

23.1	Consent of Maples and Calder (Hong Kong) LLP (included in Ex 5.1)

23.2	Consent of Zhong Lun Law Firm (included in Ex 8.2)

99.2	Pricing Release

3